CONSOL Energy Inc.

1800 Washington Road

Pittsburgh, PA 15241-1405

February 16, 2006

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CONSOL Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2004-File February 28, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005-Filed May 2, 2005, August 3,
2005 and November 7, 2005
File No. 1-14901

Dear Ms. Davis:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the comments of the staff of the

U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 3, 2006. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter. Due to our responses demonstrating enhanced disclosure in footnotes and the Company filing our Annual Report on Form 10-K before March 16, 2006, the Company respectfully requests the suggested changes be reported on a prospective basis.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1 Property, Plant and Equipment, page 91

1.	We have reviewed your response to prior comment number five. Please clarify what you mean by the term “economic extraction”. Additionally, tell us how you account for coal extracted during the development phase.

Company Response:

Economic extraction was intended to mean the point in time when preparation for an underground mine’s production has been completed. Preparation for production is deemed to be completed when the mine slope or entrance has been completed, ventilation shafts are completed, main tunnel and entries are completed and longwall mining equipment is in place and ready to operate. Development of a mine is deemed complete when the major emphasis shifts from attaining production to maintaining production.

CONSOL Energy Inc. Response to SEC Comment Letter

February 16, 2006

Any coal removed and sold in connection with a development area of an underground longwall mine is credited against the development expenditures incurred. In the year ended December 31, 2004, approximately 285,000 tons of coal were removed in connection with development activities at CONSOL Energy mines. This represents approximately 0.4% of CONSOL Energy’s total coal production for the year ended December 31, 2004. Development projects vary in length depending on the project, but in general, if a development project for a longwall mine lasts a year, approximately 250,000 tons of coal would be removed. On average, a longwall mine will produce approximately 6,000,000 tons annually. Using these assumptions, tons extracted from an underground longwall mine during the development phase is less than 5% annually. Using the same 250,000 tons of development tonnage assumption, development tonnage as a percent of life of project production is considerably less than 1%. Consistent with the Emerging Issues Task Force 04-6 which states that “the production period does not yet commence if only incidental mineral material has been removed”, these de minimus volumes of coal removed from development areas are not significant enough to shift the mine into the production phase.

2.	We note your response to prior comment seven. Please clarify in further detail whether you capitalize the costs of local access, crosscuts, and panel drifts. In the event you capitalize such costs please describe how you determine the proved reserve quantities to amortize these costs. We may have further comment.

Company Response:

Once a mine is prepared for production (mine shaft has been sunk, ventilation shafts are completed, main tunnel and entries are completed and longwall mining equipment is in place and ready to operate), additional mine infrastructure required to maintain production, generally referred to as “receding face costs,” are expensed as incurred. Additional mine infrastructure would include crosscuts and drifts between panels to be used in preparation for longwall equipment to be moved to a new panel once the current panel is completed.

Local access is defined as surface preparations for deep mining locations and would include costs for structures such as access roads. These costs are capitalized because they benefit future periods and are amortized on the straight-line method over the economic useful life of the asset. Economic useful life is limited to mine life.

3.	We note your expanded disclosure indicating that changes in estimates are disclosed in the period the change occurs. As previously requested, please tell us whether the disclosures required by paragraph 33 of APB 20 would apply as this does not appear to have been specifically addressed in your response. In this regard we reissue prior comment eight.

CONSOL Energy Inc. Response to SEC Comment Letter

February 16, 2006

Company Response:

APB 20, paragraph 33 states, “the effect on income before extraordinary items, net income and related per share amounts of the current period should be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets or actuarial assumptions affecting pension costs. Disclosure of the effect on those income statement amounts is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is recommended if the effect of a change in the estimate is material.” In the normal course of business, CONSOL Energy reviews coal reserves and prospectively adjusts units-of-production rates accordingly. These adjustments historically have not been material. Because this is done in the ordinary course of accounting and results of the adjustments are immaterial, we do not believe specific disclosure related to these changes in estimates is required.

CONSOL Energy also reviews remaining useful lives of specific facilities in conjunction with normal mine planning processes. In 2004, CONSOL Energy changed the useful lives of various facilities classified as property, plant and equipment discussed in response to previous comment 11. Because review of specific facility useful life is conducted in the normal course of business we do not believe disclosure related to the change in useful lives is required.

Workers’ Compensation, page 93

4.	We are continuing to consider your response to prior comment 9 regarding your change in accounting method for workers’ compensation.

Company Response:

Noted.

Note 13 Property, Plant and Equipment, page 106

5.	We note your response to prior comment 11 which did not appear to fully address our request. Please demonstrate that no impairment was necessary prior to 2004 or other wise advise. In this regard, please provide us a schedule of the fair values or sum of undiscounted cash flow values, determined in conjunction with your impairment analysis on a mine by mine basis for which depreciation was accelerated, compared to the related book values for each period presented.

Company Response:

The impairment analysis as of December 31, 2003 and 2002 is attached, which shows estimated fair values of the significant properties included in the accelerated

CONSOL Energy Inc. Response to SEC Comment Letter

February 16, 2006

depreciation adjustments. The related book values for each period are also included. CONSOL Energy reviewed useful lives of the facilities in question in relation to the events and circumstances that had changed in 2004 as previously discussed in response to prior comment 11. The impairment analysis at December 31, 2004 would have had similar results as the previous periods in the attached schedule. CONSOL Energy management changed the operating plans for these locations, and accordingly, caused the surface facilities to be rendered abandoned.

Dilworth was not included in the analysis provided due to the accelerated depreciation being related to equipment that was pulled from the mine with the intention of transferring it to another location, as previously submitted in response to prior comment 11. Dilworth coal reserves and other facilities were depleted and depreciated in conjunction with the exhaustion of coal reserves.

6.	We note your proposed expanded disclosure which did not fully address our prior comment 12. For example, your proposed disclosure regarding your subsidiary Fairmont Supply Company discloses the pending matter without your assessment of the likelihood of loss and obligations consistent with the terms used in paragraph 3 of SFAS No. 5. Additionally, we note your reference that you are subject to various lawsuits and claims relating to personal injury, wrongful death, damage to property, etc. Please expand your disclosure to indicate the likelihood of loss as probable, reasonably possible or remote and quantify the potential loss or range of loss related to these matters, if any. If there is no possibility that such matters could have a material impact on your financial statements please state this fact.

Company Response:

The last sentence of Fairmont Supply asbestos disclosure will be changed to the following:

However, it is reasonably possible that payments in the future with respect to pending or future asbestos cases may be material to the financial position, results of operations or cash flows of CONSOL Energy.”

The following sentence will be added to the disclosure regarding CONSOL Energy being subject to various lawsuits, etc.:

In the opinion of management, it is reasonably possible that the ultimate liabilities in the future with respect to these lawsuits and claims may be material to the financial position, results of operations or cash flows of CONSOL Energy.

CONSOL Energy Inc. Response to SEC Comment Letter

February 16, 2006

The last sentence of the Seth Moorhead case disclosure will be changed to the following:

CONSOL Energy management believes these claims are without merit and have a remote chance of being awarded, accordingly, we have not accrued any liability associated with these claims.

Note 32, Supplemental Gas Data, page 140

7.	We note your proposed cost disclosures related to your gas producing activities in response to prior comment 13. Please reconcile these amounts to those reported by CNX in their S-1 filed January 10, 2006. For example, we note that greater detail is provided on capitalized costs by classification and that the subtotals differ from that disclosed on page 140 of your document. Additionally, we note differences in results of operations from gas producing activities as reported on page 141 of your document from that reported by CNX in their S-1.

Company Response:

Capitalized cost table (000 Omitted):

Capitalized cost totals are different in CONSOL Energy’s 2004 Annual Report on Form 10-K compared to the CNX Gas S-1 due to various assets retained by CONSOL Energy and not conveyed to CNX Gas. Assets viewed as gas segment assets in 2004, were not all conveyed to the gas company in 2005. These retained assets, which include, assets associated with well plugging, had an aggregate book value of $6,596 in 2004 and $5,770 in 2003. These assets are not considered material to CNX Gas’ or CONSOL Energy’s business. CONSOL Energy did not retain any natural gas interests upon formation of the gas company. Also, CONSOL Energy intends to provide the detail breakout in this section in the 2005 Annual Report on Form 10-K, for both 2005 and 2004, in a manner consistent with CNX Gas’ S-1 presentation. The 2004 information that will be included is as follows:

Surface Lands	$18,240
Mineral Interests	55,620
Wells and Related Equipment (1)	112,916
Intangible Drilling	263,403
Gathering Assets	319,680
Gas Well Plugging (1)	8,102
Other	74

Total Property, Plant and Equipment	778,035
Accumulated Depreciation	(130,539)

Net Capitalized Costs	$647,472

(1)	Certain property interest held by the gas segment in 2004 were retained by CONSOL Energy upon formation of CNX Gas. The retained assets, including assets associated with well plugging, had an aggregate book value of $6,596 in 2004 and $5,770 in 2003. These assets are not considered material to CNX Gas’ or CONSOL Energy’s business. CONSOL Energy did not retain any natural gas interests upon formation of the gas company.

CONSOL Energy Inc. Response to SEC Comment Letter

February 16, 2006

Costs incurred for Property Acquisition, Exploration and Development:

We will add table to the CONSOL Energy’s 2005 Annual Report on Form 10-K as previously submitted as response to prior comment 13.

Results of Operations:

Prior to the formation of CNX Gas, supplemental gas results of operations reflected all income statement activity related to the gas segment of CONSOL Energy. The formation of CNX Gas has included the majority of this information, but not all assets, liabilities or results of operations were conveyed. Differences in the operating data between CONSOL Energy’s results of operations in our Annual Report on Form 10-K and CNX Gas supplemental data in their S-1 result primarily from the following:

•	Prior to the formation of CNX Gas, various royalties received from gas producing properties were not considered to be related to the gas segment. These royalties were included in CONSOL Energy’s other segment because CONSOL Energy management did not evaluate this royalty income as part of gas operations. These royalty streams were transferred from CONSOL Energy to CNX Gas. CNX Gas management views these royalty streams as part of gas operations.

•	Prior to the formation of CNX Gas, employee liabilities were allocated to the gas segment consistently with all other CONSOL Energy segments. With the formation of CNX Gas, a separate other postemployment actuarial study was completed for the gas company. The “carve out” statements reflect the separate actuarial study figures, which differed from the allocation amounts reflected in CONSOL Energy’s consolidated financial statements.

•	Depreciation, depletion and amortization related to the assets retained by CONSOL Energy, discussed in the capitalized cost section above, was also retained by CONSOL Energy.

•	Prior to the “carve out” of CNX Gas, a separate effective tax rate for the gas segment was not calculated. As permitted by guidance in SFAS 69,”Disclosures about Oil and Gas Producing Activities”, the statutory rate was used for presentation of supplemental gas information.

We will add the following disclosure to our 2005 Supplemental Gas disclosure in our Annual Report on Form 10-K.

Certain results of operation activity currently included as CNX Gas business were not considered to be part of the gas segment in 2004, or were calculated differently by CONSOL Energy in 2004. The differences in results of operations between CNX Gas and CONSOL Energy are not considered material to CNX Gas’ or CONSOL Energy’s

CONSOL Energy Inc. Response to SEC Comment Letter

February 16, 2006

business. These differences include certain royalty income, various cost allocations, depreciation, depletion and amortization of retained assets and variances in tax rates. CONSOL Energy did not retain any natural gas interests upon formation of the gas company.

Reserve Data:

No variances noted.

Standardized measure of discounted cash flow:

No variances noted.

Based upon the responses provided and the incorporation of certain additional disclosure items in our upcoming Annual Report on Form 10-K to be filed with the Commission before March 16, 2006, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (412) 831-4550. My fax number is (412) 831-4930.

Very truly yours,

William J. Lyons

Executive Vice President and

Chief Financial Officer

Impairment Analysis

(Tons and Dollars in Thousands, except for rate per ton)

	12/31/03 Proven Coal Reserves	Estimated Value Per Ton of In-Place Coal Reserve (A)	Estimated Fair Market Value	12/31/03 Book Value Coal Reserves and Plant & Equipment	Difference
Rend Lake	55,043	$1.00	$55,043	$29,182	$25,861
Nailler	97,542	$1.00	$97,542	$10,432	$87,110
O’Donnell	10,956	$1.00	$10,956	$5,353	$5,603

(A)	Estimated Value of In-Place Coal Reserves range from $0.50-$2.00 depending on facilities in place, permit status and many other factors. Amount determined through CONSOL Energy evaluation of various deals completed, not necessarily by CONSOL Energy, in the surrounding areas.

Conclusion:

Estimated fair market value exceeds carrying value of assets and therefore is not impaired.

	12/31/02 Proven Coal Reserves	Estimated Value Per Ton of In-Place Coal Reserve (A)	Estimated Fair Market Value	12/31/02 Book Value Coal Reserves and Plant & Equipment	Difference
Rend Lake	55,053	$1.00	$55,053	$44,480	$10,573
Nailler	86,846	$1.00	$86,846	$12,329	$74,517
O’Donnell	10,956	$1.00	$10,956	$6,302	$4,654

(A)	Estimated Value of In-Place Coal Reserves range from $0.50-$2.00 depending on facilities in place, permit status and many other factors. Amount determined through CONSOL Energy evaluation of various deals completed, not necessarily by CONSOL Energy, in the surrounding areas.

Conclusion:

Estimated fair market value exceeds carrying value of assets and therefore is not impaired.